June 1, 2009

Ms. Janice Santiago

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

Dear Ms. Santiago:

Enclosed is the signed Certificate of Appointment per Kaye Mitchell’s instructions. Please let me know if you have any questions.

Sincerely,

Kathryn Semon
Executive Assistant to
Russell Cleveland, President

8080 N. Central Expressway      Suite 210-LB 59      Dallas, Texas    75206-1857
214-891-8294    214-368-4629    FAX: 214-891-8291

BY

RENN Global Entrepreneurs Fund, Inc.	(the “Company”)
(name of corporation)

a	Texas
(state of corporation)

corporation
(description of entity – e.g., corporation, partnership)

The Company is authorized to issue the following shares/units:

Class of Stock	Par Value	Number of Shares/Units Authorized
Common	$1.00	10,000,000

The address of the Company to which Notices may be sent is:

8080 N. Central Expressway, Suite 210 LB 59 Dallas, Texas 75206-1857

The name and address of legal counsel for the Company is:

David Oden Haynes and Boone, LLP 2505 N. Plano Road, Suite 4000 Richardson, TX 75082-4101

Attached are true copies of the certificate of incorporation and bylaws (or such other comparable documents for non-corporate entities), as amended, of the Company.

If any provision of the certificate of incorporation or by-laws of the Corporation, any court or administrative order, or any other document, affects any transfer agency or registrar function or responsibility relating to the shares, attached is a statement of each such provision.

All shares issued and outstanding as of the date hereof, or to be issued during the term of this appointment, are/shall be duly authorized, validly issued, fully paid and non-assessable. All such shares are (or, in the case of shares that have not yet been issued, will be) duly registered under the Securities Act of 1933 and the Securities Act of 1934. Any shares not so registered were or shall be issued or transferred in a transaction or series of transactions exempt from the registration provisions of the relevant Act, and in each such issuance or transfer, the Corporation was or shall be so advised by its legal counsel and all shares issued or to be issued bear or shall bear all appropriate legends.

American Stock Transfer & Trust Company, LLC (“AST”) is hereby appointed as transfer agent and registrar for the shares/units of the Company set forth above, in accordance with the general practices of AST and its regulations set forth in the pamphlet entitled Regulations of American Stock Transfer & Trust Company, LLC, a copy of which we have received and reviewed.

The initial term of this Certificate of Appointment shall be three (3) years from the date of this Certificate of Appointment and the appointment shall automatically be renewed for further three years successive terms without further action of the parties, unless written notice is provided by either party at least 90 days prior to the end of the initial or any subsequent three year period. The term of this appointment shall be governed in accordance with this paragraph, notwithstanding the cessation of active trading in the capital stock of the Company.

The Corporation will advise AST promptly of any change in any information contained in this Certificate by a supplemental Certificate or otherwise in writing.

WITNESS my hand this 1 day of June, 2009

RENN Global Entrepreneurs Fund, Inc.

By:
Russell Cleveland

Title:	President

12-05-05